Exhibit 5.E

EXPENSES

Expenses, other than underwriting discounts and commissions, payable by JBIC in connection with the issuance and sale of the Securities are estimated as follows (pound sterling amounts have been translated into U.S. dollar amounts using the exchange rate of GBP 1.00 = U.S.$1.6630, the noon buying rate for cable transfers in New York City payable in pounds sterling on February 21, 2014, as reported by the Federal Reserve Bank of New York):

Securities and Exchange Commission registration fee	$2,751
Fiscal Agent’s fee, including printing and engraving the Securities	36,004
Printing expenses	37,500
Legal fees and expenses	40,000
Miscellaneous, including reimbursement in lieu of underwriters’ expenses	210,000

Total	$326,255